MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at February 12, 2016 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the three and nine months ended December 31, 2015. The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended December 31, 2015 and 2014, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2015. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

•	continued development of the Company's products and business;

•	the Company's growth strategy;

•	production costs and pricing of CLARISOY™ soy protein, Peazazz® pea protein, Puratein®, Supertein® and Nutratein® canola protein isolates;

•	marketing strategies for the Company's soy, pea and canola proteins;

•	development of commercial applications for soy, pea and canola protein proteins;

•	ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

•	construction of production facilities;

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

•	future protection of intellectual property and improvements to existing processes and products;

•	regulatory approvals;

•	input and other costs; and

•	liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

•	the Company's ability to obtain required regulatory approvals;

•	the Company's or its licensing partner's ability to generate new sales;

•	the Company's or its licensing partner's ability to produce, deliver and sell the expected product volumes at the expected prices;

•	the Company's ability to control costs;

•	the Company's ability to obtain and maintain intellectual property rights and trade secret protection;

•	market acceptance and demand for the Company's products;

•	the successful execution of the Company's business plan;

•	achievement of current timetables for product development programs and sales;

•	the availability and cost of labour and supplies;

•	the availability of additional capital; and

•	general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

•	the condition of the global economy;

•	market acceptance of the Company's products;

•	changes in product pricing;

•	changes in the Company's customers' requirements, the competitive environment and related market conditions;

•	product development delays;

•	changes in the availability or price of labour and supplies;

•	the Company's ability to attract and retain business partners, suppliers, employees and customers;

•	changing food or feed ingredient industry regulations;

•	the regulatory regime;

•	the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and

•	the Company's ability to protect its intellectual property.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein that offers clarity and complete nutrition for low pH systems; Peazazz® pea protein that is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein® and Nutratein®, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 201 issued patents worldwide, including 61 issued U.S. patents, and in excess of 380 additional patent applications, 62 of which are U.S. patent applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

RIGHTS OFFERING

On April 30, 2015, the Company completed an offering of shares by way of a rights offering (the “Rights Offering”) for 1,552,044 common shares at $2.26 per common share for gross proceeds of $3,507,620, with net proceeds of approximately $3.35 million. Burcon issued to each shareholder as of April 2, 2015 (the “Record Date”) in certain provinces in Canada and in the United States, one transferable right (the “Rights”) for each common share held by such shareholder. Every twenty-two Rights entitled the holder thereof to purchase one common share in the Company for $2.26 per common share.

Subject to certain conditions, three corporate shareholders (the “Guarantors”), including ITC Corporation Limited (“ITC”), each agreed to provide a standby guarantee (the “Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,552,044 common shares being issued under the Rights Offering. As the Rights Offering was over-subscribed, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment. As consideration for the Standby Commitment, the Guarantors received share purchase warrants (the “Standby Warrants”) entitling the Guarantors to acquire up to 388,011 common shares at an exercise price of $2.26 per common share that are exercisable up to April 30, 2017. In accordance with the policies of the Toronto Stock Exchange (“TSX”), the issuance of the Standby Warrants to the Guarantors was subject to shareholder approval. Burcon’s shareholders approved the issuance at the annual general meeting (the “AGM”) held on September 3, 2015. Burcon estimated the fair value of these warrants to be $279,817 using the Black-Scholes option pricing model and recorded the warrants, net of the derivative liability already recorded, as financing expense in the second quarter of fiscal 2016.

The net proceeds from the Rights Offering are being used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies; commercialization of Burcon’s pea protein extraction and purification technology; filing new patent applications; maintaining, strengthening and expanding Burcon’s intellectual property portfolio; pursuing product development agreements with major food, beverage and nutritional product companies; continued research and development of Burcon’s other protein extraction and purification technologies; and for continued research and development and general and administrative expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

OPERATIONAL HIGHLIGHTS

Peazazz®

Peazazz® pea protein is 100% soluble, transparent and heat stable in low pH solutions. Derived from field peas, Peazazz®’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products.

Ideal applications for Peazazz® include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products, and powdered beverage mixes. Peazazz® can also fortify snacks, cereals, and diet products, as well as gluten-free, vegetarian, and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

Over the past three quarters, the Winnipeg Technical Centre (“WTC”) focused on optimizing alternate and improved processes to produce Peazazz® pea protein, including testing various processing equipment. Our laboratory conducted testing and sensory evaluation on products produced from these new processes. Burcon also continued its discussions with a select group of potential partners with respect to commercializing of Peazazz® and provided significant quantities of samples to these partners. Burcon is considering various options, including building full-scale production facilities through a variety of partnership structures. As at the date of this MD&A, discussions are still on-going with these parties.

CLARISOY™

Burcon has a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”) to license its CLARISOY™ technology (the “License”) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed a commercial-scale production facility (the “Semi-works Production Facility”) to manufacture the Soy Products. In March 2014, ADM provided written notice to Burcon that it intends to expand the commercial production of CLARISOY™ soy protein. ADM’s intention to expand commercial production capacity of CLARISOY™ ensures that its production capacity meets the required obligations under the Soy Agreement to retain its exclusive license for CLARISOY™. If ADM does not fulfill certain obligations under the Soy Agreement, Burcon will have the option to convert the exclusive license to a non-exclusive license. Burcon expects ADM’s full-scale commercial CLARISOY™ production facility to be operational by mid-2016.

CLARISOY™ 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY™ 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavor and high solubility in higher pH ranges, CLARISOY™ 150 allows for greater use of soy protein in mildly flavored neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

After ADM’s acquisition of WILD Flavors GmbH in 2014, it formed a new business unit, WILD Flavors and Specialty Ingredients, which includes ADM’s own specialty ingredients food and wellness division. The CLARISOY™ portfolio is being produced, marketed and sold by this new business unit. Their marketing activities are supported by CLARISOY™ samples produced at ADM’s semi-works plant for market-building activities, and for product development by ADM’s global customer base.

ADM once again featured CLARISOY™ at the 2015 Institute of Food Technologists (“IFT”) Food Expo in Chicago, IL, demonstrating three products containing variations of CLARISOY™: Caramel Coconut Cold Brew Coffee – a dairy-free ice-blended coffee containing 5g of soy protein and 5g of fiber; Iced Cinnamon Roll Protein Smoothie – a smoothie drink containing 17g of protein, where CLARISOY™ was the primary protein source, and 5g of fiber; and a Vegan Rich Vanilla Soft Serve – a lactose-free “ice-cream” containing 4g of protein where CLARISOY™ was the sole protein source. These products showcased CLARISOY™ as a dairy protein alternative that is a plant-based protein with a clean flavor profile.

During the first two quarters, the WTC carried out work as requested by ADM to gather information in support of the Semi-works Production Facility.

Burcon has not received any significant royalty revenues from ADM’s sales of CLARISOY™. During the three and nine months ended December 31, 2015, Burcon recorded royalty revenues of $23,588 and $73,240 (2014 - $30,930 and $79,879) comprised primarily of initial license fee payments recognized as royalty revenue. While Burcon expects ADM’s full-scale commercial CLARISOY™ production facility to be operational by mid-2016, the amount of sales and royalties cannot be ascertained at this time.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

Other

Limited research work continued on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

•	Applications to protect additional novel protein extraction and purification technologies;
•	Applications to protect the uses of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® for example, as functional food and beverage ingredients; and
•	Applications to protect the “signature characteristics” of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® and other plant proteins.

During the nine months ended December 31, 2015, Burcon received four U.S. patent grants, and continued the maintenance and prosecution of its patent applications.

Burcon currently holds 61 U.S. issued patents over its canola, soy and flax protein processing technologies and canola protein isolate applications. In addition, Burcon has a further 62 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 201 issued patents covering inventions that include the 61 granted U.S. patents. Currently, Burcon has over 380 additional patent applications that are being reviewed by the respective patent offices in various countries.

RESULTS OF OPERATIONS

As at December 31, 2015, Burcon has not yet generated any significant revenues from its technology. For the three and nine months ended December 31, 2015, the Company recorded a loss of $1,667,372 ($0.05 per share) and $4,959,653 ($0.14 per share), respectively, as compared to $1,829,250 ($0.05 per share) and $5,041,635 ($0.15 per share) during the same periods last year. Included in the three and nine month loss amounts are $389,079 and $715,660 (2014 - $373,817 and $582,977) of stock-based compensation (non-cash) costs, financing expense of $nil and $286,935, respectively (2014 - $nil and $357,945), unrealized foreign exchange gain of $71,884 and $176,831, respectively (2014 - $nil and $nil), amortization of deferred revenue of $23,458 and $70,375, respectively (2014 - $23,458 and $70,375), amortization of deferred development costs of $133,406 and $400,218, respectively (2014 - $133,406 and $400,218) and amortization of property and equipment of $33,344 and $92,494, respectively (2014 - $36,868 and $109,897).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

The following provides a comparative analysis of significant changes in major expenditures items.

General and administrative (“G&A”) expenses

(unaudited, in thousands of dollars)

Three months ended December 31			Nine months ended December 31
	2015	2014	2015	2014
Salaries and benefits	571	530	1,204	1,076
Professional fees	379	578	1,294	1,386
Office supplies and services	48	39	140	125
Investor relations	37	30	114	185
Other	24	22	101	96
Travel and meals	24	21	69	59
Financing expense	8	-	301	359
Amortization of property and equipment	1	1	2	2
Management fees	-	8	14	24
	1,092	1,229	3,239	3,312

Professional fees

(unaudited, in thousands of dollars)

	Three months ended December 31		Nine months ended December 31
	2015	2014	2015	2014
Regulatory and intellectual property	350	517	1,203	1,228
Legal, audit and consulting	29	61	91	158
	379	578	1,294	1,386

Patent legal fees and expenses comprise the majority of regulatory and intellectual property costs and account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Patent costs decreased by about $167,000 and $25,000 for the three and nine months ended December 31, 2015, respectively, over the same period in 2014. The decrease this quarter is due to one patent entering national phase in the current quarter, as compared to four in the third quarter of last year, and continuing costs from two patents that entered national phase in the second quarter of last year. Patent applications that enter national phase incur filing fees and disbursements in various countries. In addition, two soy patent applications were granted in the third quarter last year, incurring significant registration fees in several European countries. Patent fees and expenses decreased slightly for the nine months ended December 31, 2015 as compared to the same period last year. While patent fees decreased by $158,000, they were offset by increases in patent disbursements of $133,000, mostly from increases in patent maintenance payments and higher expenses related to national phase filings.

From inception, Burcon has expended approximately $13.5 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

Consulting fees decreased due mainly to financial advisory services provided in the second and third quarters of last year.

Salaries and benefits

Included in salaries and benefits is stock-based compensation expense of approximately $312,000 and $474,000, respectively (2014 –$305,000 and $412,000) for the three and nine months ended December 31, 2015.

The cash portion of salaries and benefits increased by about $34,000 and $66,000 for the three and nine months ended December 31, 2015, respectively, over the same periods last year, due mainly to salary increases and to higher directors’ fees for more meetings held in the first quarter of this year.

Investor relations

The decrease in investor relations expenses of $71,000 for the nine months ended December 31, 2015 is due mostly to reductions in U.S. and European investor relations consultants’ fees.

Financing expense

As the Guarantors of the Rights Offering were not required to fulfill their obligations under the Standby Commitment, the change in the fair value of the derivative asset of $70,152 was recorded as financing expense during the first quarter. The Standby Warrants were also approved at the annual general meeting held in September 2015. Burcon has estimated the fair value of the warrants to be $279,817 and has recorded the amount by which the fair value of the warrants exceeded the value of the derivative liability as financing expense in the second quarter.

In addition, $7,118 was recorded in the second quarter as financing expense for the adjustment to the exercise price and the number of warrants issued to the guarantors of the rights offering that completed in April 2014 pursuant to the terms of the warrant certificates, as a result of the rights offering that closed on April 30, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows: (unaudited, in thousands of dollars)

	Three months ended December 31		Nine months ended December 31
	2015	2014	2015	2014
Salaries and benefits	351	340	1,078	1,010
Amortization of deferred development costs	133	133	400	400
Laboratory operation	121	93	305	235
Amortization of property and equipment	33	36	90	108
Rent	23	23	68	66
Analyses and testing	15	20	55	47
Travel and meals	3	2	11	5
	679	647	2,007	1,871

A significant portion of R&D expenses is comprised of salaries and benefits. Included in salaries and benefits for the three and nine months ended December 31, 2015 is stock-based compensation expense of about $77,000 and $242,000, respectively (2014 - $69,000 and $171,000). There were no significant changes in the cash portion of salaries and benefits for the three and nine months ended December 31, 2015 as compared to the same periods last year.

Laboratory operation expenses increased by about $28,000 and $70,000 for the three and nine months ended December 31, 2015, respectively, over the same periods last year. Major repairs undertaken during the first and third quarters of this year contributed to the increases for the three and nine months ended December 31, 2015. In addition, higher activity levels during the first quarter at the WTC from the production of samples for potential partners for Peazazz® contributed to higher laboratory operation expenses.

LIQUIDITY AND FINANCIAL POSITION

Conditions do exist, as described in the Condensed Consolidated Interim Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. As at December 31, 2015, the Company had not earned significant revenues from its technology, had an accumulated deficit of $75.9 million and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At December 31, 2015, the Company had cash and cash equivalents of $1.9 million and short-term investments of $1.4 million. Management estimates these funds are sufficient to fund its operations through July 2016. The estimated date exclude proceeds from outstanding convertible securities and royalty revenues that may be derived from a CLARISOY™ full-scale commercial facility. Burcon will require additional capital to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

During the three and nine months ended December 31, 2015, Burcon recorded royalty revenues of approximately $24,000 and $73,000, respectively, mostly from the recognition of previously deferred initial license fees received. Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. As noted above, ADM provided written notice to Burcon that it intends to increase its annual production capacity beyond the capacity of the semi-works production facility and Burcon expects ADM’s first full commercial-scale CLARISOY™ production facility to be operational by mid-2016. However, the amount of royalty revenues that may be derived from the full-scale commercial facility cannot be ascertained at this time.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

The net cash used in operations during the nine months ended December 31, 2015, was approximately $3,883,000, as compared to $3,458,000 in the comparative period. The increase of $425,000 is mainly attributed to an increase in G&A salaries of $66,000, financing expenses of $12,000, other G&A expenses of $20,000, laboratory operation costs of $71,000, other R&D expenses of about $16,000 and also to lower royalty and interest income of $29,000. These were offset by decreases in investor relations expenditures of about $71,000, patent fees and expenses of $26,000, and consulting and legal fees of $67,000. The decrease in cash flows from the movement in non-cash working capital items is due mostly to timing and amount of patent legal fees and expenses in accounts payable balance as at December 31 and March 31, 2015 and 2014.

At December 31, 2015, Burcon’s working capital was approximately $3.1 million (March 31, 2015 - $3.3 million). As at December 31, 2015, Burcon was committed to approximately $20,000 in capital expenditures. Burcon may incur up to $250,000 in additional capital expenditures if modifications or further upgrades are required to the Peazazz® semi-works production facility and up to $600,000 in patent legal fees and disbursements for the balance of fiscal 2016. Patent applications that entered national phase this quarter and certain applications that were granted in Europe may continue to incur costs and European registration fees, and we also expect to incur patenting costs for new patent applications.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities, as well as the derivative asset and liability related to the Standby Commitment agreement.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, short-term investments and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing instruments with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with two Canadian chartered banks.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at fixed interest rates. Burcon’s cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk. For the three and nine months ended December 31, 2015, the weighted average interest rate earned on the Company’s cash and cash equivalents was 0.82% and 0.94% per annum, respectively (2014 –1.18% and 1.23%) and the weighted average interest rate earned on short-term investments was 0.30% and 0.30% per annum, respectively (2014 – nil%). The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at December 31, 2015 is estimated to be a $19,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at December 31, 2015 was $311,656, all of which is due within the next 12 months. Conditions do exist, as described in the Liquidity and Financial Position section above and in the consolidated financial statements that cast substantial doubt over the Company’s ability to continue as a going concern.

Fair value

The fair value of the derivative asset and liability is a level 3 fair value and was estimated based on the amount by which the Company could have settled its obligation under the 2015 Standby Commitment agreement in cash.

The carrying values of cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of those assets and liabilities.

Currency risk

Certain amounts of the Company’s cash and cash equivalents and all of the short-term investments are denominated in US dollars. Therefore, the Company is exposed to risk of fluctuations in asset values and earnings arising from changes in the exchange rate between the Canadian dollar and the US dollar.

OUTSTANDING SHARE DATA

As at December 31, 2015 and the date of this MD&A, Burcon had 35,697,013 common shares outstanding, 3,086,001 stock options that are convertible to an equal number of shares at a weighted average exercise price of $5.04 per share and 623,891 share purchase warrants that are convertible to an equal number of common shares at a weighted average exercise price of $2.46 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

QUARTERLY FINANCIAL DATA

(Derived from unaudited interim financial statements. All figures in thousands of dollars, except per-share amounts)

		Three months ended
	December 31,	September 30,		March 31,
	2015	2015	June 30, 2015	2015
Royalty, foreign exchange, interest and other income	104	169	42	274
Loss for the period	(1,667)	(1,540)	(1,752)	(1,538)
Basic and diliuted loss per share	(0.05)	(0.04)	(0.05)	(0.05)

		Three months ended
	December 31,	September 30,		March 31,
	2014	2014	June 30, 2014	2014
Royalty, foreign exchange, interest and other income	46	43	52	148
Loss for the period	(1,829)	(1,819)	(1,393)	(1,239)
Basic and diliuted loss per share	(0.05)	(0.05)	(0.04)	(0.04)

Included in the first, second and third quarters of this year are $158,000, $169,000 and $389,000 of stock-based compensation expense, respectively. Included in the loss in quarters one to four fiscal 2015 are about $101,000, $108,000, $374,000 and $148,000 of stock-based compensation expense, respectively. Similarly, included in the fourth quarter of fiscal 2014 is about $95,000 of stock-based compensation expense. The higher stock-based compensation expense in the third quarters of fiscal 2016 and 2015 relate to the recognition of options granted in those quarters that had vested immediately.

Included in the first, second and third quarters of this year and the fourth quarter of fiscal 2015 are foreign exchange loss of $28,000, foreign exchange gains of $133,000, $72,000 and $119,000, respectively. Included in the first and second quarters of this year are non-cash financing expense of $77,000 and $210,000, respectively. Included also in the loss of each quarter in the table above is $133,000 of amortization of deferred development costs

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These expenditures reached a historical high of $605,000 in the fourth quarter of fiscal 2015, due mainly to patent applications that incurred significant European registration fees. They were also particularly high during the third quarter of fiscal 2015 of $514,000, due mostly to patent applications that entered national phase during that quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

RELATED PARTY TRANSACTIONS

Burcon engaged Burcon Group Limited, a company that is controlled by ITC Corporation Limited (“ITC”) who has significant influence over Burcon, for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the three and nine months ended December 31, 2015 is $18,550 and $55,650, respectively (2014 - $17,466 and $52,397) for office space rental, and equipment rental.

For the three and nine months ended December 31, 2015, included in general and administrative expenses (management fees) is $399 and $14,459, respectively (2014 - $7,692 and $23,854) for administrative services provided. At December 31, 2015, $105 (March 31, 2015 - $1,715) of this amount is included in accounts payable and accrued liabilities. For the three and nine months ended December 31, 2015, included in interest and other income is $3,106 and $13,152 (2014 - $3,859 and $17,827) for legal and accounting services provided by the Company. At December 31, 2015, $1,095 (March 31, 2015 - $818) of this amount is included in amounts receivable. Included in share issue costs are fees of $1,410 incurred during the nine months ended December 30, 2015 (share issue costs as at March 31, 2015 - $615) for administrative services provided directly for the rights offering.

During the nine months ended December 31, 2015, the Company issued warrants to ITC Corporation Limited related to the rights offering and estimated the fair value to be $143,099. Of this amount $107,223, representing the amount by which the fair value of the Standby Warrants exceeded the value of the derivative liability, was recorded as financing expense.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those accounting policies followed in the most recent annual consolidated financial statements.

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation as well as the derivative asset and liability related to the Standby Commitment (see notes 5 and 11 to the condensed consolidated interim financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of deferred development cost and deferred revenue commences, the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRS IC.

IFRS 15 - Revenue from Contracts with Customers

This new standard on revenue recognition supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 9 - Financial Instruments - Classification and Measurement

The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets, and (ii) a single forward looking expected loss impairment model.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

The Company is currently assessing the impact of IFRS 15 and expected date of adoption. The Company does not expect any material impact from the adoption of the other standards.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure controls and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the three and nine months ended December 31, 2015 that could have materially affected, or are reasonably likely to materially affect, such controls.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2015 and 2014

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. A detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2015 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its products, with the primary focus on its pea protein.

Pea

Burcon will continue to further discussions and negotiations with the select group of potential partners to secure a royalty or a joint operations agreement for Peazazz®. Burcon will continue to supply sufficient product development quantities of samples produced from the Peazazz® semi-works facility to these potential strategic partners to conduct full-scale, real-world testing. Burcon will also continue to refine and optimize the extraction and purification technology, work on developing new applications and products and file additional patent applications.

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein line.

Canola

For Nutratein®, Burcon will continue to refine its technology with the objective of producing proteins of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon will continue to pursue an animal nutrition application with companies in the animal feed industry with the intention of using Nutratein® as a full or partial replacement to dairy protein in certain high-value animal feed applications. For Supertein® and Puratein® canola protein isolates, Burcon’s goal is to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will work to strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.